November 8, 2022

VIA E-MAIL

Brian Bares
Bares Capital Management, Inc.
12600 Hill Country Boulevard Suite R 230
Austin, Texas 78738

       Re:     BCM Focus Funds (the    Trust   )
               File Nos. 333-267898; 811-23833

Dear Mr. Bares:

        On October 17, 2022, you filed the above-referenced registration statement on Form N-
1A on behalf of the Trust with respect to the BCM Focus Small/Micro-Cap Fund
(the    Fund   ).
We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. In addition, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-
   action requests in connection with your registration statement. The staff may have additional comments.

3. Please provide the name of the Fund's independent registered public accounting firm in correspondence.
 Mr. Bares
Page 2

Fees and Expenses of the Fund, pages 4-5

4. The fee table presented does not total to the amount shown. Please revise.

5. Given that the fee waiver/expense reimbursement is not triggered, it should not be reflected in the Fee Table, either as a line item or in a footnote. The information may instead be provided further back in the prospectus in response to Item 10 (Management
Fees) of Form
   N-1A.

6. Footnote 3 refers to a Management Services Agreement (the    MSA   ) and an
Expense
   Limitation Agreement (the    ELA   ), however you only provide context for
the ELA. Please
   revise here or in footnote 1 to briefly address the MSA.

Principal Investment Strategies of the Fund, pages 5-6

7. The Fund   s name refers to both small- and micro- cap stocks, however your
80% policy
   under rule 35d-1 only relates to small-cap stocks. Please either revise the
Fund   s name or its
   80% policy so that the name and policy are consistent.

8. Please disclose the Morningstar U.S. Small Cap Extended Index   s
capitalization range as of a
   recent date.

9. Please clarify in the filing what you mean by    qualitatively excellent,
   durable competitive
   advantages    and    other relevant methods.    In addition, please revise
your disclosure to
   address the analyses and information considered when determining qualitative excellence and durable competitive advantage in greater detail.

10. Please provide more detail about the ESG factors that the Adviser will consider and the amount of weight they will be given. In this regard we note that you have not included ESG
    Investing Risk as a principal risk of investing in the fund.

Principal Investment Risks of the Fund, page 6

11. Given the Fund   s focus on small- and micro-cap issuers, please consider
the need for
    additional risk disclosures related to investment liquidity and volatility and the impact these
    factors may have on the Fund   s returns, risks, and how it is managed.

Fund Performance, page 8

12. To avoid redundancy, consider consolidating the first and second sentences of the paragraph.

Portfolio Managers, page 8

13. Please state the title and length of service for each portfolio manager listed. See Item 5(b) of
    Form N-1A.
 Mr. Bares
Page 3

Investment Adviser, page 13

14. Please include a statement that a discussion regarding the basis for the board of directors approval of the investment advisory agreement will be available in the Fund s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. See Item 10(a)(1)(iii) of Form N-1A.

Investment Advisory and Administrative Fee, page 13

15. We note your statement that    [f]or the most recent fiscal year, the Fund
paid the Investment
    Adviser 0.85%, after voluntary fee waiver, of the Fund   s average daily
net assets.    Please
    confirm supplementally that the voluntary fee waiver is not reflected in the Fee Table on page 5. See Instruction 3(e) to Item 3 of Form N-1A.
Shareholder Information, page 14

16. Please tell us what is contemplated by the statement that the    Fund
reserves the right to
    change the time its NAV is calculated if the Fund closes earlier.    It is
unclear, for example,
    under what circumstances the Fund would be permitted to close early and how shareholders would be notified. Please advise.

Taxes, pages 25-27

17. Please confirm supplementally that the statement that the Fund may invest in foreign securities is applicable.

For More Information     SEC Information, page 31

18. Please remove the reference to the SEC Public Reference Room and revise your disclosure to reflect Item 1(b)(1) of Form N-1A and the instructions thereto.

SAI

Options on Securities and Indexes

19. Please revise your disclosure to reflect the adoption of Rule 18f-4 and repeal of IC Release
    No. 10666 and prior staff no-action positions and guidance on cover and asset segregation.

Currency Exchange Rate Risk

20. Please reconcile the statement that the    Fund may, to the extent
specified herein, invest a
    significant portion of its assets in investments denominated in non-U.S. currencies, or in securities that provide exposure to such currencies, currency exchange rates or interest rates
    denominated in such currencies    with the disclosure in the prospectus
that the Fund will
    focus on securities issued by domestic issuers.
 Mr. Bares
Page 4


Fundamental Investment Policies     Concentration

21. It is unclear why futures and options contracts are not be subject to the
Fund   s concentration
    policy. Please advise or revise.

Board Leadership Structure

22. If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. See Item 17(b)(1) of Form N-1A.

Trustee Committees

23. Please confirm the accuracy of the statement that the    Audit Committee
intends to meet four
    (4) times during each fiscal year ended December 31, 2022.

Proxy Voting Policy and Procedures

24. Please describe with greater specificity the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on
    the one hand, and those of the Fund   s investment adviser; principal
underwriter; or any
    affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.
    In the alternative, you may file a copy of the policies and procedures themselves. See item
    17(f) of Form N-1A. For additional guidance on the level of detail required and topics to cover, please review IC Release No. 25922, Disclosure of Proxy Voting Policies and Proxy
    Voting Records by Registered Management Investment Companies (April 14,
2003).

Portfolio Holdings Information

25. Please describe any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser, or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Distribution and Distribution Plan (Rule 12b-1 Plan)

26. Please reconcile the name of the section heading with the Fee Table disclosure that the Fund does not have a 12b-1 Plan.

Additional Information

27. Please remove the reference to the office of the SEC in Washington, D.C. Mr. Bares
Page 5

Part C

28. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

29. Although the exhibit index states that the Agreement and Declaration of Trust dated October
    4, 2022 as filed with the State of Delaware on October 4, 2022 is filed herewith, we are unable to locate it. Please advise or revise.

30. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act
    Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019;
    Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

31. Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff
    Legal Bulletin No. 19 (Oct. 14, 2011).

32. Under section 6(a) of the Securities Act of 1933 (   Securities Act   ),
any security may be
    registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Currently your signature page is missing required signatures. Please make certain that the signature page included in any amendment meets the requirements of section 6(a).


                                                *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. Bares
Page 6

Should you have any questions prior to filing a pre-effective amendment, please contact me at
(202) 551-6751 or whitea@sec.gov.
                                                     Sincerely,

                                                   /s/ Alison White

                                                   Alison White
                                                   Senior Counsel



cc:    Jay Williamson, Branch Chief
       Christian Sandoe, Assistant Director
       Mindy Rotter, Staff Accountant